SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549
                              ______________________

                                     FORM S-2/A
                              REGISTRATION STATEMENT

                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ______________________
  MECHANICAL TECHNOLOGY                              14-1462255
     INCORPORATED                                 (I.R.S. Employer
(Exact name of registrant as                    Identification Number)
 specified in its charter)
                                                968 Albany-Shaker Road
        New York                                  Latham, NY 12110
(State or other jurisdiction                       (518) 785-2211
   of incorporation or                       (Address, including zip code,
      organization)                              and telephone number,
                                                including area code, of
    Cynthia A. Scheuer                          registrant's principal
  Mechanical Technology                           executive offices)
      Incorporated
 968 Albany-Shaker Road                      Copies of all communications
    Latham, NY 12110                                     to:
     (518) 785-2211
(Name, address, including zip                  Catherine S. Hill, Esq.
 code, and telephone number,                   Catherine S. Hill, PLLC
including area code, of agent                      One Global View
        for service)                               Troy, NY 12180
                                                Tel: (518) 285-7587
                                                Fax: (518) 285-7564

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act"), other than securities offered only in connection with dividend or reinvestment plans, check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
[X]




	If this Form is filed to register additional securities or an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


________________________________________________________________________________
                       CALCULATION OF REGISTRATION FEE
________________________________________________________________________________

                                    Proposed        Proposed
Title of Each                       Maximum         Maximum
Class of                            Offering        Aggregate       Amount of
Securities to be    Amount to       Price per       Offering        Registration
Registered          be registered   Share(1)        Price           Fee
________________________________________________________________________________
Stock               801,223         $16             $12,819,568     $3,564
________________________________________________________________________________

Total               801,223         $16             $12,819,568     $3,564
________________________________________________________________________________


(1) Stock price per share calculated in accordance with Rule 457(c) of the Securities Act using the proposed maximum aggregate
Offering Price.

	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                           DATED MAY 28, 1999

                               PROSPECTUS

                   MECHANICAL TECHNOLOGY INCORPORATED

               RIGHTS TO PURCHASE 801,223 SHARES OF STOCK


	Mechanical Technology Incorporated is distributing rights to purchase shares of stock to its shareholders. Mechanical
Technology manufactures advanced test and measurement products and, through its joint venture, Plug Power, LLC, invests in the research, development and manufacture of Proton Exchange Membrane fuel cells. Proceeds of this offering will be invested in Plug Power and may be used for acquisitions for the test and measurement business and general working capital requirements.


                                                       Total if offering
                        Per Share           Total      is oversubscribed
                        _________        ___________   _________________
Subscription Price      $16              $10,819,568    $12,819,568
Less Fees                                    170,000        170,000
                                         ___________    ________________
Total Proceeds                           $10,649,568    $12,649,568


THE SUBSCRIPTION RIGHTS

* Each Mechanical Technology shareholder will receive the right to purchase one additional share of stock for each sixteen
(16) shares they own of record on June 4, 1999.
* If more than 676,223 shares in total are subscribed for, Mechanical Technology may make an additional 125,000 shares available for sale.
* The price per share is $16.
* The purchase price is a fourteen percent (14%) discount to the average closing price for Mechanical Technology's stock for the period April 14 through May 25, 1999. See "How we determined the sale price for the stock."
* The subscription rights will expire at 5:00 p.m., New York City time on July 9, 1999.
* The expiration date may be extended.
* Fractional interests will be rounded up. No fractional rights will be issued and no fractional shares will be sold.

THE STOCK

* One share is issuable upon the exercise of one right.
* If a shareholder exercises its right to purchase one share for every right held, he or she may subscribe for additional shares.
* Any shares remaining after all rights have been exercised will be allocated to those rights holders that subscribed for additional shares.
* If the offering is over-subscribed, Mechanical Technology may make 125,000 additional shares available for sale. Such additional shares will be allocated to rights holders that subscribed for additional shares.
* Voting rights for new shares will be equal to the voting rights for shares currently outstanding.

PURCHASING SHAREHOLDERS

* First Albany Companies, Inc. will purchase at least 229,129 shares in this offering.
* First Albany, through First Albany Private Investment Fund
1999, LP, an affiliate, will purchase at least a portion of any shares available to, but not purchased by First Albany Companies, Inc.
* Mechanical Technology's board of directors will purchase at least 67,546 shares in this offering.
* Together, First Albany, and those members of Mechanical
Technology's board that have said they will exercise their rights own 3,164,532 shares, or approximately forty four percent (44%) of the outstanding stock. This percentage will increase if other shareholders do not exercise their rights.

THE OFFERING

* You cannot revoke a decision to exercise.
* American Stock Transfer & Trust will act as subscription agent.
* Payment for any shares of stock should be sent to American
Stock Transfer & Trust.
* No interest will be paid on funds held for the purchase of stock.

Since April 16, 1999, Mechanical Technology's stock has been traded on The NASDAQ National Market System under the symbol MKTY. From August 1994 to April 15, 1999, Mechanical Technology's stock had been traded on the over-the-counter market. Mechanical Technology has filed a registration statement with the Securities and Exchange Commission covering the stock to be issued upon exercise of the rights. On May 25, 1999, the closing bid price of the stock as reported on The NASDAQ National Market was $26.875 per share.

YOU SHOULD CAREFULLY CONSIDER THE RISKS SET FORTH ON PAGE 17
BEFORE BUYING STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT FOR THE STOCK SOLD IN THIS OFFERING HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THE INFORMATION INCORPORATED BY REFERENCE TO WHICH YOU HAVE BEEN REFERRED. MECHANICAL TECHNOLOGY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM SUCH INFORMATION. MECHANICAL TECHNOLOGY IS NOT MAKING AN OFFER OF SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

           THE DATE OF THIS PROSPECTUS IS MAY 28, 1999.

                        PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements, including the related notes, appearing elsewhere in this prospectus or incorporated by reference into this prospectus.

           DESCRIPTION OF MECHANICAL TECHNOLOGY INCORPORATED

During the last three years, Mechanical Technology has undergone significant change. In 1996, First Albany Companies, Inc. purchased a substantial interest in Mechanical Technology. Since then First Albany has led a series of transactions to improve Mechanical Technology's balance sheet and focus Mechanical Technology on its most profitable businesses. With strengthened financial resources and streamlined operations, we are now prepared to focus on those opportunities we believe will be most profitable in the long term. We believe that the most significant opportunity for increased value is Plug Power, LLC, a joint venture between Mechanical Technology and Edison Development Corp., a subsidiary of DTE Energy, Corp., to develop an economically viable Proton Exchange Membrane ("PEM") fuel cell. Investment in Plug Power also involves enormous risk. See "Risk Factors - Risks related to Mechanical Technology's Investment in Plug Power." We have issued these rights to purchase Mechanical Technology's stock to enable us to continue to invest in Plug Power. We may also use the proceeds of this offering to acquire businesses for our test and measurement business or for general working capital purposes. See "Risk Factors - Mechanical Technology has complete discretion in how the proceeds of this offering will be spent."

Mechanical Technology and its joint venture partners Edison Development, GE On-Site Power, Inc., a subsidiary of The General Electric Company, Southern California Gas Company, a subsidiary of SEMPRA Energy Corp., and other private investors, have invested or have rights to invest during the next two years more than $100 million in Plug Power's efforts to manufacture and distribute affordable and reliable PEM Fuel Cells. Plug Power has grown from 23 former Mechanical Technology employees to over 200 employees in just two years. Recently, Plug Power has successfully demonstrated a prototype automotive fuel cell to the Department of Energy, installed a prototype fuel cell in the world's first fuel cell powered house, and received research funding or other awards or commitments for awards for itself and partners of approximately $30 million from state and federal government agencies. Plug Power has also received private capital investment in cash and non-cash assets of approximately $47 million. Nonetheless many challenges remain, including the ongoing need for additional funding as well as various research, development and manufacturing challenges. See "Risk Factors - Risks related to Mechanical Technology's Investment in Plug Power."

Mechanical Technology's core businesses serve important niche markets in the commercial and military sectors as a manufacturer of advanced test and measurement products that combine precision sensing capabilities with proprietary software and systems to serve a variety of applications for commercial and military customers. Mechanical Technology has two principal business units: the Advanced Products Division, which produces sensing instruments and computer-based balancing systems, and Ling Electronics, Inc., a developer and manufacturer of vibration test systems and power conversion products.

Advanced Products has two general product families: non-contact sensing instrumentation and computer-based balancing systems. The non-contact sensing instrumentation products perform high precision position measurements for product design and quality control inspection requirements, primarily in the semiconductor and computer disk drive industries. Some of these products bear the trademarks FOTONIC and ACCUMEASURE, which are recognized in the industry worldwide. Advanced Product's computer-based aircraft engine-balancing systems include an on-wing jet engine balancing system used for both commercial and military applications.

Ling, of Anaheim, California, designs, manufactures, and markets equipment that performs reliability testing and stress screening during product development and quality control. This mode of testing is used by industry and the military to reveal design and manufacturing flaws in a broad range of precision products, from satellite parts to computer components.

We believe that the test and measurement industry will undergo consolidation in the near future. The challenges facing Mechanical Technology today are similar to those facing other smaller companies in industries where consolidation is a fact of life. We believe that consolidation may become a competitive necessity and that Advanced Products and Ling are well positioned to combine with other businesses to enhance and expand product offerings and increase profitability and market position. Accordingly, Mechanical Technology is actively exploring strategic acquisitions for these business units.

Mechanical Technology Incorporated was incorporated in New York in 1961. Unless the context otherwise requires, "Mechanical Technology", "registrant", "MTI" and "MECHANICAL TECHNOLOGY" refer to Mechanical Technology Incorporated and its subsidiaries. Mechanical Technology's principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110 and its telephone number is (518) 785-2211.

                           RECENT DEVELOPMENTS

Our total contributions to Plug Power between June 27, 1997 and March 26, 1999 (including contributions of cash, assets, research credits, and a below market lease) had a value of $14 million. We believe that it is likely we will be asked to contribute up to $22.5 million in cash to Plug Power prior to December 31, 2000. See "Risk Factors - Mechanical Technology is dependent on Plug Power being successful," "Risk Factors - Mechanical Technology is committed to continue funding Plug Power" and "Risk Factors - Mechanical Technology will be limited in efforts to increase shareholder value if it doesn't raise enough money in this offering." In addition, Mechanical Technology, Edison Development and Plug Power are finalizing discussions concerning the contribution of the Mechanical Technology campus, including all land and buildings, to Plug Power in exchange for Plug Power Class A membership interests. If we contribute $22.5 million in cash, and contribute the Mechanical Technology land and buildings, our aggregate investment in Plug Power as of December 31, 2000 (including contributions of cash, assets and research credits) will be at least $40 million. See "Risk Factors - Mechanical Technology is dependent on Plug Power being successful," "Risk Factors - Risks related to Mechanical Technology's Investment in Plug Power."

Both Mechanical Technology and Edison Development have each agreed to make capital contributions to Plug Power of up to $7.5 million in 1999 and $15 million in 2000, in exchange for 3 million shares each of Plug Power securities. In exchange for this commitment, Plug Power has agreed that if there is an initial public offering of Plug Power's securities at a price of greater than $7.50 per share, Mechanical Technology and Detroit Edison may contribute any portion of their $22.5 million commitment that has not previously been contributed to Plug Power, in exchange for securities at the fixed price of $7.50 per share. If Plug Power requests capital contributions, and we do not contribute, we will be penalized. We will forfeit the right to receive Plug Power securities at the fixed price of $7.50 per share equal to three times the number of shares we would have received had we made the contribution requested by Plug Power. Further, Edison Development may fund not only their requested contribution, but also our contribution in exchange for Plug Power securities at $7.50 per share. As a result, we will be diluted in our ownership of Plug Power.

We will use a significant portion of the proceeds of this offering to fund our commitment to contribute up to $22.5 million to Plug Power. The proceeds of this offering will not fund our full commitment to Plug Power. See "Risk Factors - Risks related to Mechanical Technology's investment in Plug Power," "Risk Factors - Mechanical Technology is committed to continue funding Plug Power," and "Risk Factors - Mechanical Technology will be limited in efforts to increase shareholder value if it doesn't raise enough money in this offering."

We have entered into a non-binding letter of intent to sell our campus, including all land and buildings, to Plug Power, in exchange for approximately 615,000 Plug Power Class A membership interests and the assumption of approximately $6 million in debt by Plug Power. Mechanical Technology currently owns approximately 36-acres of land located at 968 and 950 Albany-Shaker Road in Latham, New York. The sale of the campus is subject to the approval of the Board of Directors of Plug Power. Located on the site are three separate buildings with approximately 116,000 square feet of office, laboratory and manufacturing space and an approximately 2,000 square foot residence. Mechanical Technology's corporate headquarters and its Advanced Products Division currently occupy one of the three buildings, which was completed in October 1998, at a cost of approximately $3 million. After the land and buildings are sold, we will have the right to remain as tenants in our current location for a limited period of time. The Mechanical Technology campus is currently encumbered by approximately $6 million in debt, which will be assumed by Plug Power, if approved by the lender. Detroit Edison will also contribute approximately $4.7 million to Plug Power, to assist Plug Power in its building project and prevent dilution of its ownership percentage. Other Plug Power members have the right to match Mechanical Technology and Detroit Edison's contributions to prevent dilution of their current ownership percentages.

In February 1999, Plug Power and GE On-Site Power, Inc., a wholly-owned subsidiary of The General Electric Company, entered into a series of agreements to create a joint venture company, GE Fuel Cell Systems, to distribute Plug Power fuel cell systems. The agreements provide that GE Fuel Cell Systems will market, sell, install and service Plug Power designed and manufactured fuel cells for residential and small commercial power applications on an exclusive basis. Edison Development will retain exclusive distribution rights in Michigan, Illinois, Wisconsin and Indiana. The initial term of the GE On-Site Power distribution agreement is five years. The agreement may be extended by agreement of the parties. All units will bear both the General Electric and Plug Power brand names. Plug Power must meet certain future quality, price, engineering, and design and production standards prior to distribution. See "Risk Factors - Risks related to Mechanical Technology's investment in Plug Power "- "Plug Power's fuel cell system must meet future price, quality and performance standards." GE Fuel Cell Systems must meet certain defined sales targets.

In connection with the General Electric distribution agreements, Plug Power granted GE Fuel Cell Systems approximately 10% of its Class A membership interests, and warrants to purchase Class A membership interests at a fixed price and Plug Power received a 25% ownership interest in GE Fuel Cell Systems. GE Fuel Cell Systems' interest in Plug Power may be reduced in certain circumstances. Also in February through April of this year, several private investors and Southern California Gas Company invested approximately $19 million in cash and services in Plug Power, in exchange for Class A membership interests and warrants to purchase additional Class A membership interests at a fixed price.

In addition, options for approximately 3 million shares, at exercise prices ranging from $1.00 to $6.67 per share, have been issued or are reserved for issuance to Plug Power employees.

Since June 1997, Plug Power has received commitments for over $30 million from federal and state research programs. Pursuant to Plug Power's Operating Agreement, Mechanical Technology received credit, based on the dollar amount of government funding committed to Plug Power. The total credit was approximately $2.8 million. As of April 1, 1999, we exchanged a portion of the research credits and options to acquire 2.25 million Class A membership interests for 2.25 million Plug Power Class A membership interests. Mechanical Technology and Plug Power have reached a preliminary agreement to convert the remaining research credits to approximately 90,000 Plug Power Class A membership interests.

Edison Development and Mechanical Technology each own 10 million shares of Plug Power, or approximately 40% of the Company. Assuming a) Edison Development and Mechanical Technology each contribute an additional $22.5 million to Plug Power, b) all shares reserved for employee options are issued and exercised, and

c) all outstanding warrants are exercised, Mechanical Technology will own approximately 34% of Plug Power's shares on a fully diluted basis.

For the six months ended March 26, 1999, Mechanical Technology recognized $3.315 million as its proportionate share of Plug Power's losses. Mechanical Technology recognizes its proportionate share of Plug Power losses to the extent of its recorded investment. To the extent other members make equity contributions to Plug Power, Mechanical Technology will be required to recognize its proportionate share of such contributions as recorded investment and additional paid-in-capital. Plug Power is a development stage company and has never earned any profits. Plug Power expects to incur losses in excess of $20 million dollars for its calendar year ended December 31, 1999. Without any further investment in Plug Power, based on the above forecast, Mechanical Technology will recognize a significant additional loss of approximately $2.3 million in our fiscal year ending September 1999 related solely to our investment in Plug Power. Therefore, Mechanical Technology expects to report a substantial net loss for our fiscal year ending September 1999. If Mechanical Technology contributes all or part of the $22.5 million committed to Plug Power, we will recognize a substantial additional loss in the year the contribution is made. This may have a substantial adverse impact on the market price of Mechanical Technology's stock. To the extent that Mechanical Technology contributes the Mechanical Technology campus, research credits or other non-cash assets to Plug Power, Mechanical Technology will increase its Plug Power investment and as a result recognize Mechanical Technology's proportionate share of Plug Power's losses. See "Risk Factors - Mechanical Technology is committed to continue funding Plug Power," "Risk Factors - Risks related to Mechanical Technology's investment in Plug Power "- "Mechanical Technology is required to recognize a portion of Plug Power's losses," "Risk Factors - Mechanical Technology is dependent on Plug Power being successful," and "Risk Factors - Mechanical Technology will be limited in efforts to increase shareholder value if it doesn't raise enough money in the offering."

Plug Power anticipates that it will continue to need substantial additional capital investment after December 31, 1999. Plug Power has individually, and in association with other companies, submitted proposals to state and federal government agencies for research funding. Plug Power hopes that decisions as to the award, timing and amount of such additional research funding will be positive, however, there is no assurance that Plug Power will receive any additional funding. If other sources of funding cannot be found, Mechanical Technology will be faced with contributing and/or lending additional capital to Plug Power or dilution of its interest in Plug Power. If Mechanical Technology lends or contributes additional cash to Plug Power, it will recognize losses up to the full extent of such investment or advances. If Edison Development, Mechanical Technology and other Plug Power members stop funding Plug Power and no additional sources of capital are found, Plug Power will not be able to continue as a going concern. See "Risk Factors - Mechanical Technology is dependent on Plug Power being successful," "Risk Factors - Mechanical Technology will be limited in efforts to increase shareholder value if it doesn't raise enough money in the offering," "Risk Factors - Mechanical Technology is committed to continue funding Plug Power" and "Risk Factors - Risks related to Mechanical Technology's investment in Plug Power "- "Mechanical Technology is required to recognize a portion of Plug Power's losses."

On April 23, 1999, Mechanical Technology declared a 3 for 2 stock split in the form of a stock dividend. Holders of Mechanical Technology's $1.00 par value stock were entitled to receive one additional share of $1.00 par value stock for every two shares of stock owned as of April 30, 1999. The rights issued pursuant to the offering are based on the number of shares owned after the stock split.

SUMMARY OF THE OFFERING




Description of the
Offering


If you hold Mechanical Technology stock on June 4, 1999, you will receive one non-transferable right to purchase Mechanical Technology stock for every sixteen (16) shares of Mechanical Technology stock you own. Fractional rights will be rounded up to the next whole number in determining the number of rights to be issued to stockholders. Each right entitles you to purchase one share of Mechanical Technology's stock at a purchase price of $16 ("Exercise Price").
Mechanical Technology is offering 676,223 shares of stock for purchase through the exercise of rights ("Underlying Shares").
See "Offering - The Rights." Mechanical Technology may offer up to an additional 125,000 shares of stock if the offering is over-subscribed ("Over-Allotment Shares"). See "Offering -Subscription for Over-Allotment Shares."


Basic Subscription
Privilege


Holders are entitled to purchase, at the Exercise Price, one share of stock for each right held. See "Offering - The Rights,"
"Offering -Subscription Privileges -- Basic Subscription Privilege" and "Offering - No Revocation."


Oversubscription
Privilege


Each holder who elects to exercise his or her Basic Subscription
Privilege may also subscribe at the Exercise Price for Underlying Shares, if any, remaining unissued after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege and Over-Allotment
Shares, if any. If an insufficient number of Underlying Shares and Over-Allotment Shares are available to satisfy fully all elections to exercise the Oversubscription Privilege, the available Underlying Shares and Over-Allotment Shares will be allocated on a pro-rata basis among holders who exercise their Oversubscription Privilege based on the respective numbers of Underlying Shares subscribed for by such holders pursuant to the Basic Subscription. See "Offering -Subscription Privileges --Oversubscription Privilege" and "Offering - No Revocation."


Subscription for Over-
Allotment Shares


If the offering is oversubscribed, Mechanical Technology may, in its sole discretion, issue an over-allotment of up to 125,000 shares. Such over-allotment may be purchased by the holders of rights pursuant to their over-subscription privilege. Any Over-Allotment Shares issued will be allocated on a pro-rata basis among holders who exercise their Oversubscription Privilege based on the respective numbers of Underlying Shares subscribed for by such holders pursuant to the Basic Subscription Privilege. See "Offering - Subscription
Privileges "- "Subscriptions for Over-Allotment Shares" and
"Offering - No Revocation."


Transferability of
Rights


The rights will not be registered and may not be transferred unless the transferee of such rights provides Mechanical Technology with an opinion of counsel stating that such transfer is exempt from registration under the Federal Securities
Act of 1933.  See "Offering - Transferability of Rights."


Commitments to Exercise


First Albany Companies Inc. has agreed to exercise their full Basic Subscription Privilege. First Albany Companies Inc. also intends to exercise its over-subscription privilege through its affiliate, First Albany Private Investment Fund 1999, LP. All members of Mechanical Technology's board of directors that have not sold shares within the last six months intend to exercise their full Basic Subscription Privilege. Such board members may also exercise their Oversubscription Privilege.
(First Albany and the board members exercising their subscription privileges are, collectively, the "Purchasing Shareholders"). The Purchasing Shareholders currently own 4,746,797 shares, or approximately forty four percent (44%) of the outstanding stock of Mechanical Technology. After exercise of the full Basic Subscription Privilege, the Purchasing Shareholders will own 5,043,472 shares or approximately forty five percent (45%) of the outstanding stock of Mechanical Technology, assuming no other stockholders exercise their Basic Subscription Privilege. If the Purchasing Shareholders exercise their full Oversubscription Privilege, including rights to Over-Allotment Shares (assuming there are Over-Allotment Shares), the Purchasing Shareholders will own 5,168,472 shares or approximately forty four percent (44%) of the outstanding stock of Mechanical Technology, assuming all other stockholders exercise their Basic Subscription
Privilege but do not exercise their Oversubscription Privilege.


Exercise Price


If you wish to exercise your rights to purchase stock, the Exercise Price will be $16 per share. See "Risk Factors - The sale price for shares issued in this offering may be substantially lower than its market price," "Risk Factors - How we determine the sale price for the stock."


When You Can Exercise
Your Rights


The rights will only be exercisable from the period beginning on June 4, 1999, and ending on July 9, 1999 at 5:00 p.m., New York
City time, unless extended by Mechanical Technology from time to time. See "Offering - Expiration Date."


Number of shares of
Stock Offered in
the Offering


676,223 shares if the offering is not oversubscribed and up to 801,223 shares if the offering is oversubscribed and Mechanical Technology permits Over-Allotment Shares to be issued.


Record Date


June 4, 1999.



Expiration Date


July 9, 1999, unless extended by Mechanical Technology from time to time, provided that the Expiration Date shall not be later than

September 24, 1999, unless the board of directors determines that a material event has occurred that necessitates one or more further extensions of the rights to permit adequate disclosure of information concerning such event to holders. If Mechanical Technology elects to extend the term of the rights, it will issue a press release to such effect not later than the first day on which The NASDAQ National Market is open for trading following the most recently announced Expiration Date. In the event Mechanical Technology elects to extend the term of the offering by more than 14 calendar days, it will, in addition, cause written notice of such extension to be sent promptly to all holders of record on the Record Date. See "Offering - Expiration Date."


Procedure for Exercising
Rights


Rights may be exercised by properly completing the certificate evidencing such rights (the "Subscription Certificate") and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures, as defined below) to the Subscription Agent on or prior to the Expiration Date, together with payment in full of the Exercise Price for each Underlying Share and Over-Allotment Share subscribed for pursuant to the Subscription Privileges. If the mail is used to forward Subscription Certificates and/or payment, insured, registered mail should be used.
The exercise of a right may not be revoked or amended. If time does not permit a holder of a right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such holder should make use of the

Guaranteed Delivery Procedures described under "Offering - Exercise of Rights." Please note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, holders who wish to pay the Exercise Price by means of uncertified personal check should make payment sufficiently in advance of the Expiration Date to insure that such payment is received and clears by such date. Holders should consider payment by means of certified or cashier's check, money order or wire transfer of funds. See "Offering - Exercise of Rights" and "Offering -Over/Underpayment of Exercise Price."


Persons Holding Shares,
or Wishing to Exercise
Rights Through Others


Persons holding shares of stock and receiving the rights distributable with respect to such shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of stock personally who would prefer to have such institutions effect transactions relating to the rights on their behalf, should give timely instructions to their broker, dealer, commercial bank, trust company or other nominee and request it to effect the transactions for them. See "Offering - Exercise of Rights" and "Offering - Exercise of Rights through Third Parties."



Closing and Issuance of
Stock


The closing will occur and certificates representing Underlying Shares and Over-Allotment Shares, if any, will be delivered to subscribers as soon as practical after the Expiration Date and after all prorations have been effected. See "Offering - Subscription Privileges" and "Offering - Delivery of Subscription Certificates." No Underlying Shares or Over-Allotment Shares, if any, will be issued until the closing. Funds delivered to the Subscription Agent for the exercise of Subscription Privileges will be held in escrow by the Subscription Agent until the closing. No interest will be paid to holders on funds held by the Subscription Agent. In the case of holders exercising Over-Subscription Privileges, any excess funds will be returned to the holders as soon as practical following the closing.



Stock to be Outstanding
After the Offering


After this offering, a) assuming all rights are subscribed for but no Over-Allotment Shares are issued, 11,495,791 shares of stock will be outstanding, and b) assuming all rights are subscribed and all Over-Allotment Shares are issued, 11,620,791 shares of stock will be outstanding (in each case not including 747,135 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.72 per share, of which options to purchase 382,691 shares of stock were exercisable as of May
25, 1999, as adjusted for the stock split).


How We Intend to Use the
Proceeds



It is anticipated that the net proceeds to Mechanical Technology will be approximately $10.65 million if all of the Underlying Shares are purchased in the offering and $12.65 million if all Over-
Allotment Shares are also purchased. If less than all of the Underlying Shares are purchased, the proceeds will be correspondingly reduced. See "Risk Factors - Mechanical Technology will be limited in efforts to increase shareholder value if it doesn't raise enough money in this offering." The net proceeds from this offering will be used for further investment into Plug Power. See "Recent Developments," "Risk Factors - Risks related to Mechanical Technology's investment in Plug Power -- Mechanical Technology is required to recognize a portion of Plug Power's losses," "Risk Factors - Mechanical Technology will be limited in efforts to increase shareholder value if it doesn't raise enough money in this offering" and "Risk Factors - Mechanical Technology is committed to continue funding Plug Power." Mechanical Technology may also use the proceeds of the offering for test and measurement acquisitions, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. See "Risk Factors - Mechanical Technology has complete discretion in how the proceeds of this offering will be spent" and "Use of Proceeds."


Subscription Agent


American Stock Transfer & Trust Company.  See "Offering - Subscription
Agent."

          STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

Statements in this prospectus and in all documents incorporated by reference into this prospectus that are not statements of historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding future revenues, expenses and profits. Forward-looking statements are subject to known and unknown risks, uncertainties or other factors that may cause Mechanical Technology's actual results to be materially different from the historical results or from any results expressed or implied by the forward-looking statements. Such risks include, but are not limited to, those discussed below under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" in Mechanical Technology's Form 10-Q for the quarter ended March 26, 1999, attached hereto as Exhibit 13.2. All cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear.

                         RISK FACTORS

An investment in the stock being offered by this prospectus involves a high degree of risk. In addition to the other information contained in this prospectus or incorporated in this prospectus by reference, prospective investors should carefully consider the following risk factors before purchasing the stock offered by this prospectus.

Mechanical Technology is dependent on Plug Power being successful. Mechanical Technology's stock price and continued success is almost exclusively dependent on the success of Plug Power. During the last two years, every available Mechanical Technology resource has been devoted to Plug Power. Mechanical Technology intends to devote most, if not all, of the proceeds of this offering to Plug Power. If Mechanical Technology obtains additional resources in the future, it will likely devote these resources to Plug Power. There is no assurance Plug Power will be successful.

Risks related to Mechanical Technology's investment in Plug Power.

Plug Power will spend millions of dollars before we know whether it can profitably sell PEM fuel cells.
Mechanical Technology and Detroit Edison have each contributed $14 million in cash and other assets to Plug Power since June 27, 1997. Other investors have contributed cash and other assets valued at approximately $20 million to Plug Power. The government has committed over $30 million in research funding to Plug Power and its research partners to be distributed over the next several years. Even if Mechanical Technology and Detroit Edison together contribute an additional $45 million to Plug Power, it may not be enough money to fully fund Plug Power's operations through commercialization. We do not know how much money Plug Power will need to get to commercialization. We do not know whether Plug Power will ever produce a commercial product. See "Risk Factors - Mechanical Technology is committed to continue funding Plug Power." Even if the $45 million is sufficient to fund Plug Power through commercialization, Mechanical Technology believes that Plug Power will continue to need substantial additional investment until it can profitably sell PEM fuel cell systems to the public. We don't know when, if ever, such sales will be made. If Mechanical Technology and Plug Power's other members stop funding Plug Power, and no other sources of funding are found, Plug Power will be unable to continue as a going concern. If Edison Development, other Plug Power members, or other investors fund Plug Power, and Mechanical Technology does not, Mechanical Technology's interest in Plug Power will suffer substantial dilution.

Plug Power has not completed, and may never complete, research and development of an economically viable PEM fuel cell. Plug Power is engaged in the research and development of an economically viable PEM fuel cell. Plug Power's research efforts are ongoing with respect to each and every component of the fuel cell in an effort to decrease costs and improve the efficiency, reliability, size and safety of the fuel cell system. Since June 1997, Plug Power has produced a limited quantity of test and demonstration fuel cell units. Substantial research and development on the PEM fuel cell system must still be completed. We do not know when or whether Plug Power will successfully complete research and development. Even if Plug Power completes its research and development, we do not know whether its competitors will do so more effectively or more quickly. Plug Power faces intense competition from a number of companies, including at least one competitor that is significantly larger with significantly greater resources. Finally, even if Plug Power successfully produces an economically viable PEM fuel cell, there is no guarantee that any product that Plug Power may ultimately produce will find a market.

Plug Power's fuel cell system must meet future price, quality and performance standards.
Plug Power's agreements with GE Fuel Cell Systems require Plug Power to meet future quality, price, engineering, design and production standards. Research and development is ongoing but we do not know when or whether Plug Power will meet these standards. If Plug Power does not meet the standards, there may be serious adverse consequences for Plug Power.

Plug Power has no experience manufacturing PEM fuel cells.
No company, including Plug Power, has experience mass-manufacturing PEM fuel cell systems. A fuel cell system contains complex mechanical, electrical and chemical components. Plug Power is currently developing its manufacturing process. There is no assurance Plug Power will develop an efficient manufacturing process that will meet the quality, price, engineering, design and production standards or production volumes required by Plug Power's agreements with GE Fuel Cell Systems, or otherwise established by the marketplace. Even if Plug Power is successful in developing its manufacturing process, we do not know whether it will be completed in time to satisfy the requirements of GE Fuel Cell Systems or other potential distributors or customers.

Plug Power has not yet established long-term relationships with third party suppliers.
Plug Power is currently testing components and parts from various suppliers and will soon begin negotiating long-term purchase agreements for component parts and subsystems for the fuel cell system. Plug Power's ultimate success is dependent on establishing long-term relationships with suppliers. We do not know when or whether Plug Power will be able to enter into relationships with suppliers, or whether such relationships will be on terms that are favorable to Plug Power.

Plug Power may not be able to protect important intellectual property.
Plug Power's ability to compete effectively against other fuel cell companies will depend, in part, on its ability to maintain the proprietary nature of its technology and manufacturing processes. Plug Power believes that its technology provides certain competitive advantages over its competitors. Plug Power currently believes that its portfolio of patents, patents pending, trade secrets and contractual rights is sufficient to secure this competitive advantage. We do not know whether any of Plug Power's pending patent applications will issue or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect Plug Power's technology. Even if all necessary patents are issued and every patent is sufficiently broad, they may be challenged or invalidated. Plug Power could incur substantial costs in prosecuting or defending patent infringement suits. While Plug Power has attempted to safeguard and maintain its proprietary rights, we do not know whether it has been or will be completely successful in doing so. Further, Plug Power's competitors may independently develop or patent technologies that are substantially equivalent or superior to Plug Power's technology. If Plug Power is found to be infringing third party patents, we do not know whether it will be able to obtain licenses on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of PEM fuel cell systems. Plug Power relies, in part, on contractual provisions to protect its trade secrets and proprietary knowledge. These agreements may be breached, and Plug Power may not have adequate remedies for any breach. Plug Power's trade secrets may also be known without breach of such agreements or may be independently developed by competitors.

Plug Power is dependent on certain key personnel.

Plug Power has attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers, and manufacturing and marketing professionals. Plug Power is dependent on its management team and specialized workforce. Loss of the services of several members of its management team or specialized workforce could adversely affect Plug Power. In addition, Plug Power's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. Although Plug Power has done so in the past and expects to be able to do so in the future, there can be no assurance that Plug Power will be able to successfully attract and retain skilled and experienced personnel.

Plug Power needs a strong stock market for it to continue raising capital.
Plug Power will continue to need substantial capital investment after December 31, 1999. A downturn in the public financial markets will severely limit Plug Power's ability to engage in an initial public offering of its securities on terms that are favorable to Plug Power, this in turn, may severely limit Plug Power's ability to raise capital from private investors. If Mechanical Technology, Edison Development or other Plug Power members do not continue to fund Plug Power, and other sources of funding cannot be found, Plug Power will be unable to continue as a going concern.

Mechanical Technology is required to recognize a portion of Plug Power's losses.
For the six months ended March 26, 1999, we recognized $3.315 million as our proportionate share of Plug Power's losses. We recognize our proportionate share of Plug Power losses to the extent of our recorded investment. To the extent other members make equity contributions to Plug Power, we are required to recognize our proportionate share of such contributions as recorded investment and additional paid-in-capital. Plug Power is a development stage company and has never earned any profits.
Plug Power expects to incur losses in excess of $20 million dollars for its calendar year ended December 31, 1999. Without any further investment in Plug Power, based on the above forecast, we will recognize a substantial additional loss of approximately $2.3 million in our fiscal year ending September 1999 related solely to our investment in Plug Power. Therefore, we expect to report a substantial loss for our fiscal year ending September 1999. If we contribute all or part of the $22.5 million committed to Plug Power prior to December 31, 2000, based on Plug Power's forecasted loss, we will recognize an additional loss of approximately $9.4 million in our fiscal year ending September 2000 or 2001, depending on the timing of the contribution. This may have a substantial adverse impact on the market price of our stock. To the extent that we contribute the Mechanical Technology campus, research credits or other non-cash assets to Plug Power, we will increase our Plug Power investment and as a result recognize our proportionate share of Plug Power's losses.

Plug Power has always lost money and will continue to lose money until it can profitably sell PEM fuel cells to the public. Since its inception on June 27, 1997, Plug Power has incurred substantial losses.  Plug
Power's losses are detailed in the following summary of financial data as of and for the years ended December 31:
                                                     Cumulative
Statement of Earnings Data      1998       1997     From Inception
Contract Revenue               $ 6,541    $ 1,194      $  7,735
Loss on Contracts               (2,323)       (31)       (2,354)
Research and Development
 Expenses                        4,633      5,344(1)      9,977
Net Loss                        (9,616)    (5,903)      (15,519)
Other Information
Capital Expenditures             2,369        362         2,731
Depreciation and Amortization      382         30           412
Balance Sheet Data
Working Capital                  2,693      2,667
Shareholder's Equity             5,493(2)   3,597(3)
________________________________
(1)Includes a one-time writeoff of $4,200,000 of in-process research and development costs.
(2)Includes $2,500,000 for deferred rent and in-kind services.
(3)Includes $4,750,000 interest in certain net assets and in-process research and development.

Plug Power anticipates that it will lose at least $20 million in the year ended December 31, 1999. Plug Power will continue to sustain significant losses until it can produce sufficient revenues to cover its costs. We expect that such revenues will not be generated until Plug Power can cost-effectively produce and sell PEM fuel cell systems to the public. We do not know when, if ever, Plug Power will sell PEM fuel cell systems to the public on a profitable basis.

Mechanical Technology is committed to continue funding Plug Power. Mechanical Technology and Edison Development have each agreed to contribute up to $22.5 million to Plug Power to fund continuing operations for the period April 1, 1999 through December 31, 2000. Unless Plug Power offers its shares in an initial public offering, it cannot request more than $7.5 million in funding prior to December 31, 1999, and $15 million in funding prior to December 31, 2000. Even if we raise $12 million in this offering, we won't have enough cash to invest $22.5 million in Plug Power. If Plug Power requests a capital contribution or offers its shares in an initial public offering, we will be forced to seek additional financing or investment if we want to invest in Plug Power. There is no assurance we will receive additional financing or investment, or that such financing or investment will be on favorable terms. If we don't fund Plug Power when asked, our right to purchase Plug Power shares at the fixed price of $7.50 per share will be reduced by three times the amount of the contribution requested. We don't know when, if ever, we will make additional contributions to Plug Power, however, it is likely that a substantial portion of the proceeds of this offering will be contributed to Plug Power. If we don't make additional contributions to Plug Power and Edison Development or other investors do, our interest in Plug Power will be diluted. If Mechanical Technology and Edison Development fail to make additional contributions to Plug Power when asked, and no other sources of funding are found, Plug Power will be unable to continue as a going concern.

Mechanical Technology has complete discretion in how the proceeds of this offering will be spent.
We may use all proceeds of the offering for further investments into or loans to Plug Power. We may also use the proceeds of the offering for acquisitions, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. The specific uses of the proceeds will be at the complete discretion of Mechanical Technology and may be allocated from time to time based on a variety of circumstances. There is no assurance we will spend the money wisely or in a way that will improve the financial condition of Mechanical Technology.

Mechanical Technology will be limited in its efforts to increase shareholder value if it doesn't raise enough money in this offering.
There is no assurance that we will raise all the money sought in this offering. If we don't raise enough money in this offering, our ability to make further investments in or loans to Plug Power and to make acquisitions or otherwise increase the market share of our core businesses will be substantially limited.

The members of Mechanical Technology's board and management have conflicts of interest with Plug Power and First Albany.
George McNamee is Chairman of the Board of Directors of each of the following entities; First Albany Companies, Inc., Mechanical Technology and Plug Power, and is also Chief Executive Officer of Mechanical Technology and Co-Chief Executive Officer of First Albany. Drs. Beno Sternlicht and Walter Robb are members of the Board of Directors of Mechanical Technology and Plug Power.
George McNamee does not receive a salary for acting as Chief Executive Officer and Chairman of the Board of Mechanical Technology or Chairman of the Board of Plug Power. Mr. McNamee has received options to purchase 20,000 shares of Mechanical Technology stock, at exercise prices of $7.9375 and $18.75 per share. Mr. McNamee was also issued 110,000 options to purchase Plug Power Class B membership interests at exercise prices of $1.00 and $5.00 per share. Drs. Beno Sternlicht and Walter Robb, each members of the Board of Directors of Mechanical Technology and Plug Power, were issued 30,000 options for Mechanical Technology stock at exercise prices of $2.50, $6.00 and $18.75 per share, and 60,000 options to purchase Plug Power Class B membership interests at exercise prices of $1.00 and $5.00 per share. Alan Goldberg is a member of the Board of Directors of First Albany and Mechanical Technology and Co-Chief Executive Officer of First Albany. Mr. Goldberg was issued 20,000 options to purchase Mechanical Technology stock at exercise prices of $7.9375 and $18.75 per share. First Albany owns 34% of the outstanding stock of Mechanical Technology. These interrelationships create the potential for conflicts of interest to arise in connection with the exercise by Mechanical Technology's directors of their respective fiduciary duties.

This offering will result in dilution for current shareholders and may result in a decrease in Mechanical Technology's stock price.
Assuming all 676,223 shares in this offering, are subscribed for, a purchaser in this offering will experience immediate and substantial dilution of approximately $13.94 in value per share.
This is because the $16 share price exceeds the $2.06 pro-forma net tangible book value per share on March 26, 1999 of Mechanical Technology's stock after giving effect to the basic offering.
If we decide to increase the number of shares offered to 801,223 shares, a purchaser of stock in this offering will experience immediate and substantial dilution of approximately $13.79 in value per share. This is because the $16 share price exceeds the $2.21 pro-forma net tangible book value per share on March 26, 1999 of Mechanical Technology's stock after giving effect to the offering including over-allotment. If you don't exercise your rights to purchase additional shares, and others do, you will realize a dilution in your percentage voting interest and ownership interest in future net earnings, if any. The $16 sales price for shares represents approximately a fourteen percent (14%) discount to Mechanical Technology's average closing price for the 30 trading days preceding May 26, 1999 and may result in a reduction in the market price for our stock.

The sale price for shares issued in this offering may be substantially lower than its market value.
The sale price for stock issued in this offering was determined by our board of directors based on the advice of the independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc. The stock price does not necessarily bear any relationship to the prices at which shares of stock have traded in the market or in private transactions, or to Mechanical Technology's earnings, assets, book value, financial condition or any other recognized criterion of value. There can be no assurance that the value of stock will not decline below $16.

Mechanical Technology's stock price is subject to significant price fluctuations.
The trading price of our stock has been, and in the future could be, subject to significant fluctuations in response to variations in quarterly operating results (including losses related to our investment in or advances to Plug Power), announcements by Plug Power, the gain or loss of significant contracts, changes in management, new products or services by Mechanical Technology or its competitors, general trends in the industry and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many companies in similar industries and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may reduce the market price of our stock.

Mechanical Technology will issue up to 801,223 shares of stock in this offering.
Mechanical Technology has 15 million authorized shares of stock, $1.00 par value. Up to 801,223 shares will be issued in connection with this offering (assuming every share available pursuant to this offering, including over-allotment shares, are issued), resulting in a maximum of 11,620,791 shares outstanding after completion of this offering. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance could further dilute the percentage ownership interest of shareholders and may further dilute the book value of our stock.

Mechanical Technology is dependant on attracting and retaining technical employees.
We believe that our future success depends in large part on our ability to attract, retain and motivate highly skilled employees, particularly technical employees. These employees are likely to remain in limited supply for the foreseeable future. We don't know that we will be able to attract and retain sufficient numbers of highly skilled technical employees. The loss of a significant number of our technical employees could have a material adverse effect on Mechanical Technology.

Mechanical Technology faces intense competition.
We face intense competition from several companies, many of which are larger than we are and have greater financial resources. While Advanced Products and Ling each have a major share of their respective markets, we do not consider either of them to be dominant in their industry. The primary competitive considerations for our businesses are; product quality and performance, price, and timely delivery. These competitive pressures have restrained, and can be expected in the future to restrain, the growth and profitability of our businesses, which may reduce our stock price.

Mechanical Technology continues to have reduced profits and sales because of unfavorable economic conditions in Asia.
Our operations have been harmed by unfavorable financial and economic conditions in Asia. Such conditions are outside of our control and may continue for the foreseeable future. Recent economic events in Asia have caused large currency fluctuations and reduced spending in such areas. Our operating results may continue to be adversely affected by such crises due to the potential for significant decreases in demand for our products and services, the potential for foreign governments to implement prohibitions and limitations on U.S. companies, and the potential for foreign currency losses. Such events could reduce our stock price.

Mechanical Technology is controlled by its existing stockholders. The members of our present board of directors directly or indirectly own more than forty-seven percent (47%) of our outstanding stock. It is unlikely that a shareholder who purchases stock in this offering will be able to obtain representation on Mechanical Technology's board of directors (unless they first obtain the support of the shareholders on the existing board), or otherwise exercise any control or influence over Mechanical Technology's management. Furthermore, the substantial shareholdings by members of our board of directors make it unlikely that an independent third party could effect a change in control of Mechanical Technology without the consent of the board. This means that our board of directors and management are insulated from objections and challenges by shareholders to actions taken by the board and management in the conduct of Mechanical Technology's business and the formulation of its business objectives, strategies and policies. This may reduce the market value of our stock.

Mechanical Technology's core businesses are characterized by rapid technological change.
The market for many of our products and services is characterized by rapidly changing technology and evolving industry standards.
We don't know whether our current technology base will continue to address current and evolving customer needs. We believe that our future success will depend on our ability to develop and manufacture new products and product enhancements and to introduce them successfully into the market. Failure to do so in a timely fashion could harm our competitive position. The announcements or introductions of new products by Mechanical Technology or its competitors may adversely affect our operating results, because these announcements or introductions may cause customers to defer or forego ordering products from Mechanical Technology's existing product lines. Moreover, there is no assurance we will have sufficient funds to finance product introductions, enhancements or developments.

Mechanical Technology faces risks related to year 2000 compliance. We have reviewed the impact of the year 2000 on software installed in our products. Current versions of Mechanical Technology's products are designed to be "Year 2000" compliant. We are finalizing our evaluation of the impact of any non-compliance of previously installed products or purchased software and related products on Mechanical Technology and its customers and suppliers. We do not currently believe that the effects of any potential Year

2000 non-compliance in Mechanical Technology's products will result in any material adverse impact on our business or financial condition. We do not know whether we will be exposed to potential claims resulting from system problems associated with the arrival of the Year 2000.

Mechanical Technology has never paid cash dividends.
Since its inception, we have not paid any cash dividends on our stock. We anticipate that future earnings, if any, will be retained for use in the business or for other corporate purposes, and we do not anticipate that any cash dividends on stock will be paid in the foreseeable future.

In addition to the matters discussed above, prospective investors should consult their own attorneys, accountants and other professional advisors as to legal, tax and related matters concerning their prospective investment in Mechanical Technology's stock.


             SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is summary consolidated financial information and certain adjusted financial information of Mechanical Technology. The consolidated financial information as of and for the five years ended September 30, 1998 set forth below has been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent public accountants. The consolidated financial data as of and for the six months ended March 26, 1999 and March 27, 1998 has been derived from unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data for such periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Mechanical Technology's consolidated financial statements and the accompanying notes set forth in Mechanical Technology's Form 10-K for the year ended September 30, 1998 and Form 10-Q for the quarter ended March 26, 1999, attached hereto as Exhibit 13.2

                                      Six  Months                        Years Ended September 30
                                      (unaudited)                                 (audited)

                                 1999            1998           1998        1997       1996        1995        1994
Statement of Earnings Data:                               (in thousands, except per share data)

Net Sales                       $6,003         $10,249        $21,028    $24,102     $22,755      $18,140     $29,721

Gross Profit                     2,063           4,249          8,642      9,628       8,830        6,145      11,800

Operating (Loss) Income           (849)            996          1,999      1,593       1,069       (2,167)      2,157

Gain on sale of
subsidiary/division or building
 . . . . . . . . . . . . .            -               -              -      2,012         750        6,779       1,856

(Loss) Income from Continuing
Operations before Extraordinary
Item and Income Taxes           (4,157)            865         (2,006)     2,701         673        3,352         816

(Loss) Income  from Continuing
Operations before Extraordinary
Item                            (4,157)            865         (2,031)     2,558         598        3,256         201

Extraordinary Item - Gain on
Extinguishment of Debt, net
of  taxes ($106)                     -               -              -      2,507           -            -           -

(Loss) Income from
Continuing Operations           (4,157)            865         (2,031)     5,065         598        3,256         201

(Loss) Income from
Discontinued Operations, Net
of Taxes                             -          (2,285)(2)     (2,285)(2)   (545)      3,150         (334)    (24,579)(1)

Net (Loss) Income               (4,157)         (1,420)        (4,316)     4,520       3,748        2,922     (24,378)

Diluted Earnings Per Share:(3)

(Loss) Income from Continuing
Operations before Extraordinary
Item                             (0.39)           0.09          (0.23)      0.30        0.10         0.61        0.04

Extraordinary Item                   -               -              -       0.29           -            -           -

(Loss) Income from
Discontinued Operations              -           (0.25)         (0.26)     (0.06)       0.54        (0.06)      (4.64)

Net (Loss) Income                (0.39)          (0.16)         (0.48)      0.53        0.64         0.55       (4.60)

Weighted Average Shares
Outstanding and
Equivalents                 10,782,191       9,124,610      8,905,737  8,508,068   5,867,928    5,339,684   5,294,822

Other Information:

Capital Expenditures.....        2,560             115          3,166        377         264          409         426

Depreciation and
Amortization                       316             143            323        243         233          358         460

Balance Sheet Data:

Working Capital (Deficit)         8,548          5,450          5,779      7,696       7,086        2,712      (6,219)

Total Assets                     23,449         12,594         21,128     14,003      13,481        3,444      23,971

Total Long Term Debt              6,000              -              -          -       5,508        6,960      11,182

Total Shareholders' Equity
(Deficit)                        13,014          6,799         11,124      8,213       2,164       (3,490)     (6,418)

(1) Includes a net charge of $15,415,000 related to the discontinuance of Mechanical Technology's United Telecontrol
    Electronics, Inc. subsidiary.
(2) Includes a net charge of $1,769,000 related to the discontinuance of Mechanical Technology's Technology Division.
(3) Earnings per share have been restated to comply with SFAS No. 128, "Earnings Per Share."

                                USE OF PROCEEDS

The net proceeds of the offering are estimated to be approximately $10.65 million after expenses of the offering. If the offering is over-subscribed, and we decide to increase the number of shares available to 801,223, and all such shares are subscribed for, the net proceeds are estimated to be approximately $12.65 million after the payment of expenses of the offering. See "Risk Factors - Mechanical Technology is committed to continue funding Plug Power," "Risk Factors - Mechanical Technology has complete discretion in how the proceeds of this offering will be spent," "Risk Factors - Mechanical Technology will be limited in efforts to increase shareholder value if it doesn't raise enough money in this offering," and "Offering - Subscriptions for Over-Allotment Shares." We intend to use substantially all of the net proceeds of this offering for further investments into Plug Power. We may also use the proceeds of the offering for acquisitions for our test and measurement business, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. See "Risk Factors - Mechanical Technology is committed to continue funding Plug Power," "Risk Factors - Mechanical Technology has complete discretion in how the proceeds of this offering will be spent," "Risk Factors - Mechanical Technology will be limited in efforts to increase shareholder value if it doesn't raise enough money in this offering." Although we intend to pursue acquisitions, we have no current contract or commitment with respect to any particular acquisition.

              HOW WE DETERMINED THE SALE PRICE FOR THE STOCK

The sale price of $16 per share was determined by the board of directors upon the advice of the independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc., which has issued a fairness opinion supporting the fairness of the sales price. See "Risk Factors - The sale price for shares issued in this offering may be substantially lower than its market price."

The sale price for the stock is approximately a fourteen percent (14%) discount to the average closing price of our stock for the period April 14, 1999 through May 25, 1999. The historical trading price of our stock for the first two quarters of fiscal year 1999 were as follows:


                                        Six Months Ended
                                         March 26, 1999

                                        High        Low

                       1st Quarter     $ 8.500     $6.750
                       2nd Quarter     $21.000     $7.938




                                    OFFERING

The Rights
Mechanical Technology is distributing, at no cost to the record holders of its outstanding stock as of June 4, 1999 ("Record Date") non-transferable rights to purchase additional shares of stock at a price of $16 per share ("Exercise Price"). Mechanical Technology will distribute one non-transferable right for each sixteen (16) shares of stock held on the Record Date. Each right will entitle its holder to purchase one share of stock. The rights will be evidenced by non-transferable subscription certificates. An aggregate of 676,223 shares of stock will be sold if all rights are exercised and Mechanical Technology does not issue up to 125,000 over-allotment shares ("Over-Allotment Shares") and 801,223 shares of stock if rights for all Over-Allotment Shares are purchased. The rights are non-transferable unless the transferee of such rights provides Mechanical Technology with an opinion of counsel stating that such transfer is exempt from registration under the Federal Securities Act of 1933.

No fractional rights, or cash in lieu thereof, will be issued or paid. The number of rights distributed to each holder will be rounded up to the nearest whole share in connection with the exercise of Subscription Privileges.

Subscription Privileges
     Basic Subscription Privilege. Each right will entitle the holder thereof to receive, upon payment of the Exercise Price, one share of stock. Certificates representing shares of stock purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practical after the Expiration Date, irrespective of whether the Subscription
Privilege is exercised immediately prior to the Expiration Date or earlier. Holders exercising their Subscription Privilege will not be shareholders of record with respect to the shares issuable pursuant to such Subscription Privilege until the closing, which it is anticipated will occur four business days after the Expiration Date.

     Oversubscription Privilege. Subject to the allocation described below, each right also carries the right to subscribe, at the Exercise Price, for any Underlying Shares not subscribed for through the exercise of Basic Subscription Privileges by other holders or the up to 125,000 additional Over-Allotment Shares which Mechanical Technology may offer if the offering is oversubscribed (the "Excess Shares"). If the Excess Shares are not sufficient to satisfy all subscriptions made pursuant to the Oversubscription Privilege, such Excess Shares will be allocated pro-rata (subject to the elimination of fractional shares) among those holders exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each holder exercising the Oversubscription Privilege subscribed for pursuant to the Basic Subscription Privilege; provided, however, that if such pro-rata allocation results in any holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only the number of Excess Shares for which such holder subscribed. The remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege. Only beneficial holders who exercise the Basic Subscription privilege in full will be entitled to exercise the Oversubscription Privilege. Notification of the number of shares allocated pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practical after the Expiration Date and after all prorations have been effected.

     Exercise of Over-Allotment Shares. If the Offering is oversubscribed, Mechanical Technology may, in its sole discretion, decide to issue up to an additional 125,000 shares. Mechanical Technology will determine whether to issue Over-Allotment Shares after all subscriptions for shares have been received. No Over-Allotment Shares will be issued unless the Offering is oversubscribed.

Expiration Date
The Rights will expire at 5:00 p.m., New York City time, on July 9, 1999 (the "Expiration Date"), unless extended by Mechanical Technology from time to time. Notwithstanding the foregoing, the Expiration Date shall not be later than September 24, 1999, except that Mechanical Technology reserves the right to extend the exercise period on one or more occasions if the board of directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of the prospectus that forms a part thereof in order to permit time for the distribution of such information. After the Expiration Date, unexercised rights will be null and void. Mechanical Technology will not be obligated to honor any purported exercise of rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

Transferability of Rights
The Rights will not be registered and may not be transferred unless the transferee provides Mechanical Technology with an opinion of counsel, that is acceptable to Mechanical Technology, stating that such transfer is exempt from registration under the Federal Securities Act of 1933.

Commitments to Exercise Rights
First Albany Companies Inc. has informed the board of directors that they intend to exercise their full Basic Subscription Privilege. First Albany has also agreed to exercise at least a portion of its Oversubscription Privilege through First Albany Private Investment Fund 1999, LP, an affiliate. All members of Mechanical Technology's board of directors that have not sold shares within the last six months have informed Mechanical Technology that they will exercise their full Basic Subscription Privilege and may exercise their Oversubscription Privilege (First Albany and the board members exercising their rights are the "Purchasing Shareholders"). The Purchasing Shareholders currently own 3,164,532 shares or approximately forty four (44%) of the outstanding stock of Mechanical Technology. After exercise of the full Basic Subscription Privilege, the Purchasing Shareholders will own 5,043,472 shares or approximately forty five percent (45%) of the outstanding stock, assuming no other stockholders exercise their Basic Subscription Privilege. If the Purchasing Shareholders exercise their full Oversubscription Privilege, the Purchasing Shareholders will own 5,168,472 shares or approximately forty four percent (44%) of the outstanding stock of Mechanical Technology, assuming all other stockholders exercise their Basic Subscription Privilege but do not exercise their Oversubscription Privilege, and assuming there are no Over-Allotment Shares.

Exercise of Rights
Rights may be exercised by delivering to the Subscription Agent, on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such rights with any required signatures, together with payment in full of the Exercise Price for each Underlying Share subscribed for pursuant to the Subscription Privileges (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S. bank or postal money order, payable to American Stock Transfer & Trust Company, as Subscription Agent; (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose; or (iii) in such other manner as Mechanical Technology may approve in writing in the case of persons acquiring Underlying Shares at an aggregate Exercise Price of $500,000 or more (the payment method under (iii) being an "Approved Payment Method"), provided in each case that the full amount of such Exercise Price is received by the Subscription Agent in currently available funds within three NASDAQ National Market trading days following the Expiration Date. Payment of the Exercise Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal money order, (c) receipt of good funds in the Subscription Agent's account designated above, or (d) receipt of good funds by the Subscription Agent through an Approved Payment Method.

If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders who wish to pay the Exercise Price by means of an uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or bank cashier's check, money order or wire transfer of funds.

The address to which the Subscription Certificates and payment of the Exercise Price should be delivered is:

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, New York 10005

If a holder wishes to exercise rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such rights to reach the Subscription Agent on or prior to the Expiration Date, such rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

(i)	such holder has caused payment in full of the Exercise Price for each Underlying Share being subscribed for pursuant to the Subscription Privileges to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration
Date;

(ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions for Subscription Certificate (the "Instructions") distributed with the Subscription Certificates, from an "Eligible Institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934), stating the number of rights represented by the Subscription Certificate(s) held by such exercising holder, the number of Underlying Shares being subscribed for pursuant to the Subscription Privileges and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such rights within three NASDAQ National Market trading days following the date of the Notice of Guaranteed Delivery; and

(iii)	the properly completed Subscription Certificate(s), with any required signatures, is received by the Subscription Agent within three NASDAQ National Market trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificate(s) at the address set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy number (718) 234-5001).
Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent" below.

Funds received in payment of the Exercise Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a holder exercising the Oversubscription Privilege is allocated less than all of the Excess Shares that such Holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Exercise Price for shares not issued shall be returned by mail without interest or deduction as soon as practical after the Expiration Date.

Exercise of Rights Through Third Parties
A holder who holds shares of stock for the account of others, such as a broker, a trustee or a depositary for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain timely instructions with respect to the rights. If the beneficial owner so instructs, the record holder of such rights shall complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of stock or rights held through such a holder of record should contact the holder and make a timely request that the holder effect transactions in accordance with the beneficial owner's instructions.

Over/Underpayment of Exercise Price
If either the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege is not specified on the Subscription Certificate, or the amount of funds delivered is not enough to pay the Exercise Price for all Underlying Shares stated to be subscribed for, the number of Underlying Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount. If the number of Underlying Shares being subscribed for is not specified, or payment of the Exercise Price for the indicated number of rights that are being exercised exceeds the required Exercise Price, the payment will be applied, until depleted, to subscribe for Underlying Shares in the following order: (i) to subscribe for the number of Underlying Shares indicated, if any, pursuant to the Basic Subscription Privilege; (ii) to subscribe for Underlying Shares until the Basic Subscription Privilege has been fully exercised with respect to all of the rights represented by the Subscription Certificate; and (iii) to subscribe for additional Underlying Shares pursuant to the Oversubscription Privilege (subject to any applicable proration).

Delivery of Subscription Certificates
The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail.

PLEASE SEND ALL SUBSCRIPTION CERTIFICATES TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION CERTIFICATES TO MECHANICAL TECHNOLOGY INCORPORATED.

The method of delivery of subscription certificates and payment of the Exercise Price to the Subscription Agent will be at the election and risk of the rights holder, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date. Because uncertified personal checks may take at least five business days to clear, the rights holder is strongly urged to pay, or arrange for payment, by means of certified or bank cashier's check, money order or wire transfer of funds.

Any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus, or the Notice of Guaranteed Delivery should be directed to the Subscription Agent at telephone number (718) 921-8200, or Mechanical Technology at telephone number (518) 785-2211.

No Revocation
Once a rights holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked.

Subscription Agent
Mechanical Technology has appointed American Stock Transfer & Trust Company as Subscription Agent for the Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Exercise Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, NY 10005
     Telephone No.  (718) 921-8200
     Telecopier No. (718) 234-5001

Mechanical Technology will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify it from any liability that it may incur in connection with the offering.


                     WHERE YOU CAN FIND MORE INFORMATION

Mechanical Technology Incorporated is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission ("SEC"). You may read and copy information concerning Mechanical Technology at the Public Reference Room of the SEC in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C., and at its regional offices at 1 World Trade Center, Suite 1300, New York, New York 10048 and 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 to get information on the operation of the public reference rooms. You may also receive copies of documents from the SEC upon payment of a duplicating fee, by writing to the SEC's Public Reference Section, located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also download information concerning Mechanical Technology from the SEC's website at http://www.sec.gov.

Mechanical Technology filed a registration statement with the SEC for the shares of stock we are offering. Pursuant to SEC rules and regulations, this prospectus does not contain all of the information that you can find in the registration statement. You can read and copy the information in the registration statement in the same way that you read and copy any other information filed by Mechanical Technology with the SEC.

Copies of Mechanical Technology's Form 10-K for the year ended September 30, 1998 and Form 10-Q Report for the quarter ended March 26, 1999 accompany this Prospectus. Statements in this prospectus concerning those documents and any document filed as an exhibit to the registration statement are not necessarily complete. Each of those statements is qualified in its entirety by reference to the complete document. The exhibits to the prospectus, filed with the SEC, may be inspected, copied, and obtained by mail from the SEC as set forth above. These documents will also be available for inspection and copying at the principal executive offices of Mechanical Technology Incorporated, located at 968 Albany-Shaker Road, Latham, New York 12210, during regular business hours by any interested shareholder, or his or her duly authorized representative, so designated in writing.

The SEC allows us to "incorporate by reference" information into this document, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superceded by information in this document. The information incorporated by reference is an important part of this prospectus.
Incorporated documents contain important information about Mechanical Technology and its finances. This prospectus incorporates the following documents by reference into this prospectus:

* Mechanical Technology's Annual Report on Form 10-K for its fiscal year ended September 30, 1998;
* Mechanical Technology's Quarterly Report on Form 10-Q for its quarter ended March 26, 1999;
* Mechanical Technology's four Reports on Form 8-K dated February 10, 1999, February 12, 1999, March 29, 1999 and April 13, 1999.

You may obtain any documents incorporated by reference in this document, other than exhibits, either from the SEC, as set forth above, or from Mechanical Technology by writing to Cynthia Scheuer at Mechanical Technology Incorporated at 968 Albany-Shaker Road, Latham, New York 12210, or by telephone at (518)785-2211.

You should rely only on the information contained in this document or the information incorporated by reference to which you have previously been referred. We have not authorized anyone to provide you with information that differs from such information. We are not making an offer of securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                     FEDERAL INCOME TAX CONSEQUENCES

Because of the complexity of the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and because tax consequences may vary depending upon the particular facts relating to each holder of Mechanical Technology stock, such holders should consult their own tax advisors concerning their individual tax situations and the tax consequences of this Offering under the Code and under any applicable state, local or foreign tax laws.

                          PLAN OF DISTRIBUTION

The stock offered by Mechanical Technology is being offered through the issuance of rights directly to its shareholders of record on June 4, 1999. Certain employees, officers or directors of Mechanical Technology may solicit responses from you, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

We intend to distribute rights and copies of this prospectus to shareholders of record on June 4, 1999, as soon as the Registration Statement, of which this prospectus is a part, becomes effective with the Securities and Exchange Commission.

Shareholders who want to subscribe for the purchase of shares of stock in the offering are urged to complete, date and sign the Subscription Certificate and return it to the subscription agent on or before the date this offer expires, together with payment in full for any shares purchased. See "Offering - Exercise of Rights" and "Offering - Exercise of Rights Through Third Parties."

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital stock of Mechanical Technology includes 15 million shares of stock, par value $1.00 per share. Mechanical Technology is registering 801,223 shares of stock in connection with the offering. The outstanding shares of stock are fully paid and non-assessable. Holders of stock are entitled to dividends when, as and if declared by the board of directors of Mechanical Technology out of any funds legally available to Mechanical Technology for that purpose.

We have never paid cash dividends on our stock and do not anticipate we will be doing so in the foreseeable future.

Holders of stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the shareholders. There is no cumulative voting for the election of directors, who are elected for staggered three-year terms.

At March 26, 1999, the approximate number of holders of record of Mechanical Technology stock was 1,874.

                            LEGAL MATTERS

Certain legal matters with respect to the validity of the rights and the shares to be issued upon exercise of the rights have been passed upon for Mechanical Technology by Catherine S. Hill, PLLC, Troy, New York.

                               EXPERTS

The financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year-ended September 30, 1998, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The sale price for the shares was determined by the board of directors based on the advice of the independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc. Schwartz Heslin Group, Inc. has also issued a fairness opinion attesting to the fairness of $16 as the sale price for the shares. Mechanical Technology will pay fees and expenses of Schwartz Heslin Group, Inc., and has also agreed to indemnify it from certain liabilities it may incur in connection with the offering.

                  MECHANICAL TECHNOLOGY INCORPORATED
             Cross-Reference Sheet to Prospectus on Form S-2
           Furnished Pursuant to Item 501(b) of Regulation S-K



Item Form S-2 Caption                Location in Prospectus          Page

1. Forepart of the Registration      Outside Front Cover Page
   Statement and Outside Front
   Cover Page of Prospectus

2. Inside Front and Outside Back     Inside Front Cover Page
   Cover Pages of Prospectus         Outside Back Cover Pages

3. Summary Information and           Prospectus Summary; Risk Factors
   Risk Factors

4. Use of Proceeds                   Use of Proceeds

5. Determination of Exercise Price   How We Determined the Sale Price
                                     for the stock

6. Dilution                         Risk Factors - This offering will
                                    result in dilution for current
                                    shareholders and may result in a
                                    decrease in Mechanical Technology's
                                    stock price

7. Selling Securityholders          Not Applicable

8. Plan of Distribution             Plan of Distribution

9. Description of Securities        Description of Securities to be
   to be registered                 Registered;  Risk Factors --
                                    Mechanical Technology will issue an
                                    additional 801,223 shares of stock in
                                    this offering; Offering

10.Interests of Named Experts       Legal Matters; Experts
   and Counsel

11.Information with Respect to      Form 10-K for the fiscal year
   Registrant                       ended September 30, 1998,
                                    Form 10-Q for the quarter ended March
                                    26, 1999, appended hereto

12.Incorporation of Certain         Where You Can Find More Information
Information by Reference

                                PART II

               INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee                                          $  3,564
Printing                                                         8,000*
Legal fees and Expenses                                         45,000*
Accounting Fees and Expenses                                    25,000*
Pricing and Fairness Opinion and Expenses                       30,000*
Stock Transfer Fees                                             35,000*
Estimated Mailing Costs                                         12,513*
Miscellaneous other costs                                       10,923*

      Total                                                   $170,000*

*Estimated


Item 15.  	INDEMNIFICATION OF DIRECTORS AND OFFICERS --
        DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

Under provisions of Mechanical Technology's Amended and Restated Certificate of Incorporation, Mechanical Technology shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, proceeding or suit (including one by or in the right of Mechanical Technology to procure a judgment in its favor), whether civil or criminal, by reason of the fact that he, his testator or intestate is or was a director or officer of Mechanical Technology, or is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of Mechanical Technology, against judgments, fines, amounts paid in settlement and expenses, including attorneys' fees, actually incurred as a result of or in connection with any such action, proceeding or suit, or any appeal therefrom, if such director or officer acted in good faith for a purpose which he reasonably believed to be in or not opposed to the best interests of Mechanical Technology, and, in criminal actions or proceedings, in which he had no reasonable cause to believe that his conduct was unlawful; provided, however, that no indemnification shall be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained a financial profit or other advantage to which he was not legally entitled.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Mechanical Technology pursuant to the foregoing provisions, Mechanical Technology has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.




Item 16.  EXHIBIT INDEX

The Exhibit Index has been included immediately preceding the exhibits to this registration statement.

Item 17.  UNDERTAKINGS

The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to, and meeting the requirements of, Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Mechanical echnology Incorporated certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, State of New York on May 26, 1999.


MECHANICAL TECHNOLOGY, INCORPORATED

By: /s/ George C. McNamee
    George C. McNamee
    Chief Executive Officer



KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Cynthia A. Scheuer and George C. McNamee his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE																	DATE

/s/ George C. McNamee                                  05/26/99
George C. McNamee
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Cynthia A. Scheuer                                     "
Cynthia A. Scheuer
Chief Financial Officer (Principal
Financial and Accounting Officer)

/s/ Dale W. Church                                         "
Dale W. Church
Director

/s/ Edward A. Dohring                                      "
Edward A. Dohring
Director

/s/ Alan P. Goldberg                                       "
Alan P. Goldberg
Director

/s/ E. Dennis O'Connor                                     "
E. Dennis O'Connor
Director

/s/ Walter L. Robb                                         "
Dr. Walter L. Robb
Director

/s/ Beno Sternlicht                                        "
Dr. Beno Sternlicht
Director

                Exhibit Table

5.1             Form of Opinion re legality.

10.14 Mechanical Technology Incorporated Stock Incentive Plan - included as Appendix A to the registrant's Proxy Statement, filed pursuant to Regulation 14A, for its December 20, 1996 Special Meeting of Shareholders. (1)

10.17           Agreement, dated March 14, 1997, between the
                Registrant and Mr. James Clemens, Vice
                President and General Manager of Ling
                Electronic, Inc., regarding his employment.
                (2)

10.18		Limited Liability Company Agreement of Plug
                Power,   L.L.C., dated June 27, 1997, between
                Edison Development Corporation and Mechanical
                Technology, Incorporated. (3) (4)

10.19 Contribution Agreement, dated June 27, 1997, between Mechanical Technology, Incorporated and Plug Power, L.L.C. (3) (4)

10.20           Asset Purchase Agreement, dated as of
                September 22, 1997, between Mechanical
                Technology, Incorporated and Noonan Machine
                Company. (3)

10.21         	Asset Purchase Agreement between Mechanical
                Technology and NYFM, Incorporated, dated as of March 31, 1998. (5)

10.22           Option Agreement-Contribution Match between
                Plug Power, L.L.C. and Mechanical Technology, dated as of April 24, 1998. (5)

10.23           Option Agreement-Contribution Match between
                Plug Power, L.L.C. and Mechanical Technology, dated as of June 45, 1998. (5)

10.24           Contribution Agreement between Edison
                Development Corporation and Mechanical
                Technology, dated as of June 40, 1998. (5)

10.29           Mechanical Technology, Incorporated/Plug
                Power, L.L.C. Lease for Building III. (6)

10.30           Mechanical Technology Incorporated 1999
                Employee Stock Incentive Plan.  (7)

13.1            Form 10-Q Quarterly Report for the Quarter Ended
                March 26, 1999. (8)

23.1            Form of Consent of PricewaterhouseCoopers LLP

23.2            Form of Consent of Catherine S. Hill, PLLC
												(included in Form of Opinion in Exhibit 5.1)
24              Power of Attorney (included on signature page)

______________________

Certain exhibits were previously filed (as indicated below) and are incorporated herein by reference. All other exhibits for which no other filing information is given are filed herewith:

(1) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-K Report for its fiscal year ended September 30, 1996.

(2) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 8-K Report dated May 12, 1997.

(3) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form 10-K Report for the fiscal year ended September
30, 1997.

(4) Refiled as an Exhibit (bearing the same exhibit number) to the Registrant's Form S-2 dated August 18, 1998, after confidential treatment request with respect to certain schedules and exhibits was denied by the Commission. Confidential treatment with respect to certain schedules and exhibits was granted.

(5) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Form S-2 dated August 18, 1998.

(6) Filed as an Exhibit (bearing the same exhibit number) to the registrant's Report on Form 10-Q for the period ended June 26, 1998.

(7) Filed as an Exhibit to the registrant's Proxy Statement,
Schedule 14A, dated February 12, 1999.

(8) Filed with the Securities and Exchange Commission as of May 10,
1999.